UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

□ Form C: Offering Statement

□ Form C-U: Progress Update

□ Form C/A: Amendment to Offering Statement

□Check box if Amendment is material and investors must reconfirm within five business days.

□ Form C-AR: Annual Report

□ Form C-AR/A: Amendment to Annual Report

□ Form C-TR: Termination of Reporting

1. **Name of issuer:** The Mathom House LLC

2. **Form:** Limited Liability Corporation

3. **Jurisdiction of Incorporation/Organization:** South Carolina

4. **Date of organization:**

5. **Physical address of issuer:** 104 E Blue Ridge Dr.

6. **Website of issuer:** Mathomhousestudios.com

7. **Is there a co-issuer:** No

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering:

Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

2% of the total amount raised in the form of the securities offered in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Revenue Sharing Unit

21. **Target number of securities to be offered:** 500

22. **Price (or method for determining price):** $100

23. **Target offering amount:** $50,000

24. **Oversubscriptions accepted:** [x] Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis [x] First-come, first-served basis □ Other – provide a description:

26. **Maximum offering amount:** $124,000

27. **Deadline to reach the target offering amount:** April 3, 2026

28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	2025	2024
Total Assets:	$25,500	0
Cash & Cash Equivalents:	$7,500	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	$7,000	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	$6,150	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

Issuer Signature

The Mathom House LLC

Signed by:

By: ____________________

65E0E0815218401...

Name: Will Donovan

Title: Executive Director

Date:

Amount Header	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$124,000.00	$7,440.00	$116,560.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Attestations

Requirements for Filing Form C

The Mathom House LLC, a South Carolina limited liability company (the "Company" or "Issuer"), organized in 2024, with its principal place of business at 104 E Blue Ridge Drive, Greenville, South Carolina 29609, United States, and its website address www.mathomhousestudios.com, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two

years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Mathom House LLC

By: ______________ Signed by: 65E0E0815218401...

Name: Will Donovan

Title: Executive Director

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

03/02/2026
Form C
Up to $124,000

The Mathom House LLC dba Mathom House Studios (the "Company," "we," "us," or "our"), a South Carolina limited liability company, is offering up to $124,000 (the "Maximum Offering Amount") of Revenue Sharing Units ("RSUs") (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $50,000, and the minimum investment amount per investor is $2,500.

Each RSU is issued at a price of $100 per unit and represents a contractual right to receive quarterly revenue-based distributions until such RSU has received payments equal to 1.75x its purchase price, as further described in the RSU Agreement. The Securities are structured as a revenue-sharing obligation and are not equity securities.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity, LLC (the "Intermediary"), available at https://marketplace.vicinityventures.co/offers/150.

A prospective Investor from any participating jurisdiction must purchase the RSUs through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary may accept, reject, cancel, or rescind the offer to sell RSUs at any time, for any reason, subject to applicable law.

This Form C will be filed with the Securities and Exchange Commission (the "SEC") as part of the Company's Offering Statement.

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE

COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein. The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	500
Maximum amount of securities being offered	1,240
Purchase price per Security	$100.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for company startup and buildout costs. Further details found within in Use of Proceeds section.
Voting Rights	No Voting Rights

As part of this Regulation Crowdfunding offering, Mathom House LLC, a South Carolina limited liability company (the "Company"), intends to raise up to $124,000 (the "Maximum Offering Amount") through the issuance of Revenue Sharing Units (the "Securities"). The target offering amount is $50,000 (the "Target Offering Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions in excess of the Target Offering Amount and below the Maximum Offering Amount.

The Securities are being offered at a purchase price of $100 per Revenue Sharing Unit, with a minimum individual investment amount of $2,500. The Company may conduct multiple closings on a rolling basis following the achievement of the Target Offering Amount and prior to the termination of the offering as described in more detail below.

Revenue Sharing Units

Each Revenue Sharing Unit represents a contractual right to receive quarterly cash distributions tied directly to the Company's Gross Revenue, as more fully described in the Revenue Sharing Unit Agreement, which is included as an exhibit to this Offering Statement. Distributions are calculated and paid on a per-unit basis among all outstanding Revenue Sharing Units that have not yet reached their repayment caps.

Each individual Revenue Sharing Unit is entitled to receive distributions until it has received cumulative payments equal to 1.75 times the original unit purchase price ($175 per Unit) (the "Repayment Cap"). Once a Revenue Sharing Unit has received distributions equal to its Repayment Cap, that Unit will be deemed fully satisfied and will cease to participate in future revenue distributions.

The Securities are structured as a contractual revenue-sharing obligation and are intended to be treated as debt for financial, tax, and other applicable purposes. The Securities do not represent equity ownership in the Company and do not confer any voting rights, management rights, or ownership interest in the Company.

Revenue Share Percentage and Per-Unit Allocation

Each Revenue Sharing Unit entitles the holder to receive a fixed revenue participation equal to 0.005 percent (0.005%) of the Company's Gross Revenue per calendar quarter, subject to the terms and limitations set forth in this Offering Statement and the Revenue Sharing Unit Agreement.

The aggregate percentage of the Company's Gross Revenue payable to all Revenue Sharing Unit holders in any given quarter (the "Revenue Share Percentage") will be determined by the total number of Revenue Sharing Units issued and outstanding in this offering. As additional Revenue Sharing Units are issued, the aggregate Revenue Share Percentage increases proportionally based on the fixed per-unit revenue allocation of 0.005% per Unit.

Based on the Target Offering Amount of $50,000 and the Maximum Offering Amount of $124,000, the aggregate Revenue Share Percentage payable by the Company in this offering will range from a minimum of 2.50% of Gross Revenue (assuming 500 Revenue Sharing Units are issued at the Target Offering Amount) to a maximum of 6.20% of Gross Revenue (assuming 1,240 Revenue Sharing Units are issued at the Maximum Offering Amount). These percentages are calculated solely based on the fixed per-unit revenue participation of 0.005% per Revenue Sharing Unit and do not take into account any Bonus Units that may be issued pursuant to membership-based bonus programs described elsewhere in this Offering Statement.

All Revenue Sharing Units issued in this offering will participate equally on a per-unit basis in revenue distributions, regardless of when such Units are purchased during the offering period. Revenue distributions are calculated by applying the aggregate Revenue Share Percentage to the Company's Gross Revenue for the applicable calendar quarter and allocating such amount proportionally among all outstanding Revenue Sharing Units that have not yet reached their individual Repayment Caps.

As Revenue Sharing Units reach their Repayment Caps and are fully satisfied, those Units will cease participating in revenue distributions, which may result in a reduction of the aggregate Revenue Share Percentage over time.

Quarterly distributions, if any, will be made within forty-five (45) days following the end of each calendar quarter, beginning on the Payment Start Date as defined in the Revenue Sharing Unit Agreement, and are subject to permitted deferrals and other terms set forth therein. The Company may elect to defer up to eight (8) quarterly distributions, and any deferred amounts will accrue interest at a rate of ten percent (10%) per annum, compounded quarterly, as further described in the Revenue Sharing Unit Agreement.

Membership-Based Bonus Units

The Company will provide certain membership-based bonus allocations to eligible investors at the time of investment. Bonus allocations are awarded in the form of additional Revenue Sharing Units ("Bonus Units") issued at no additional cost. Bonus Units will be rounded up to the nearest whole unit and will not represent additional capital contributions.

VentureSouth Members

Investors who are active VentureSouth members at the time of their investment will receive a ten percent (10%) bonus in additional Revenue Sharing Units, resulting in total Revenue Sharing Units equal to 110 percent of the amount otherwise issuable based on their investment amount.

Venture Club Members

Investors who are active Vicinity Venture Club members at the time of their investment will receive a five percent (5%) bonus in additional Revenue Sharing Units, resulting in total Revenue Sharing Units equal to 105 percent of the amount otherwise issuable based on their investment amount.

Bonus Unit Terms

Bonus Units will participate in revenue distributions on the same terms as purchased Revenue Sharing Units and will be entitled to receive distributions until they have received cumulative payments equal to the applicable repayment cap, notwithstanding that no additional capital is contributed for such Bonus Units. The purchase price for all Bonus Units will be deemed to be $0.00.

Investors must be active members of the applicable membership program at the time of investment to qualify. Membership-based bonuses may not be combined or stacked unless expressly stated in this Offering Statement.

Definitions

Included below are a selection of key definitions from the Revenue Sharing Unit agreement. You can find the Revenue Sharing Unit agreement in its entirety attached below as an exhibit.

(a) **"Bonus RSU"** means an additional Revenue Sharing Unit granted to an Investor at no additional cost as described in Section 4, which participates in revenue distributions on the same terms as purchased RSUs.

(b) **"Deferred Payment"** means any Distribution that the Company has elected to defer pursuant to Section 3(e).

(c) **"Deferred Payment Balance"** means the aggregate amount of all Deferred Payments, plus all accrued and unpaid Deferral Interest thereon.

(d) **"Deferral Interest"** means interest on Deferred Payments at a rate of ten percent (10%) per annum, compounded quarterly.

(e) **"Distribution"** means any payment made by the Company to holders of RSUs pursuant to Section 3.

(f) **"Distribution Pool"** means the total amount available for distribution to all RSU holders in any given Measurement Period, calculated as the product of the Revenue Share Percentage and the Gross Revenue for such Measurement Period.

(g) **"Gross Revenue"** means all of the Company's cash receipts from all sales of any kind, including but not limited to product sales, service fees, licensing fees, and prepaid amounts, without any deduction or offset of any kind, as recorded on its financial statements prepared in accordance with generally accepted accounting principles.

(h) **"Investors"** means all of the purchasers of RSUs in the offering of which this Agreement is a part.

(i) **"Measurement Period"** means each calendar quarter (or such other period as may be specified by the Company with at least 30 days' notice to Investors) during which Gross Revenue is measured for purposes of calculating Distributions.

(j) **"Outstanding RSUs"** means, at any time, the total number of RSUs issued and outstanding that have not yet reached their Repayment Cap.

(k) **"Payment Start Date"** means the last day of the second full calendar quarter following the quarter in which any closing occurs. For example, if a closing occurs at any point during Q2, the Payment Start Date would be the last day of Q4 (two quarters after the closing quarter). For the avoidance of doubt, payments are deferred for the remainder of the quarter in which any closing occurs plus one additional full quarter thereafter as the company begins full operations.

(l) **"Per Unit Distribution"** means, for any Measurement Period, the amount equal to the Distribution Pool divided by the total number of Outstanding RSUs.

(m) **"Permitted Deferral"** has the meaning set forth in Section 3(e).

(n) **"Repayment Cap"** means, with respect to each RSU, the maximum total amount of Distributions payable in respect of such RSU, which shall equal **one and three fourths (1.75)** times the Unit Price **($100 per RSU)**. Once an individual RSU has received cumulative Distributions equal to its Repayment Cap, such RSU shall be fully satisfied and shall cease to participate in future Distributions. For the avoidance of doubt, the Repayment Cap does not include any Deferral Interest, which shall be payable in addition to the Repayment Cap.

(o) **"Revenue Share Percentage"** means the percentage of Gross Revenue that will be paid to investors each quarter. The Revenue Share Percentage may vary based on the total amount raised in this offering as set forth in Schedule A attached hereto.

(p) **"RSU"** or **"Revenue Sharing Unit"** means a contractual right to receive Distributions from the Company as set forth in this Agreement. Each RSU represents the right to receive **0.005%** of the company's quarterly revenue until such RSU reaches its Repayment Cap.

(q) **"Unit Price"** means **$100 per RSU**.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the   offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Rolling Closings

After the issuer has raised at least the minimum offering amount, the issuer may conduct one or more closings on a rolling basis prior to the end of the offering period. At each rolling closing, funds for investors whose investment commitments have been accepted will be released from escrow to the issuer and the corresponding Securities will be issued along with an investment confirmation notification.

The issuer may also elect to implement an early close of the Offering prior to the originally stated end date, provided that investors are notified of such early close at least five (5) business days in advance. Any investors that have committed funds as of the notice date will retain the right to cancel their investment commitment up to 48 hours prior to the new closing date, in accordance with Regulation Crowdfunding requirements.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because the Securities are governed by the Revenue Sharing Unit Agreement and the terms of the Securities themselves, the Company may not unilaterally modify the material economic terms of the Securities except as expressly permitted under the Revenue Sharing Unit Agreement, including amendment provisions requiring the consent of the holders of a majority of the outstanding Revenue Sharing Units issued in this offering. Any amendment, waiver, or modification effected in accordance with such provisions will be binding upon all holders of Revenue Sharing Units.

Mathom House LLC is a South Carolina limited liability company. The Company is managed in accordance with its Operating Agreement and applicable South Carolina law. Management authority, operational decision-making, and control over the strategic direction of the Company reside exclusively with its managers and/or managing members, as designated under its governing documents.

Because the holders of the Securities are not equity holders of the Company and the Securities do not represent membership interests, investors will not have voting rights, management rights, inspection rights beyond those expressly provided in the Revenue Sharing Unit Agreement or Regulation Crowdfunding, or any ability to participate in or influence the management or policies of the Company. Investors will not have the right to elect or remove managers, approve budgets, approve future financings, approve mergers or acquisitions, approve amendments to the Company's Operating Agreement, or vote on any other corporate matter.

The Company may, without the consent of the holders of the Securities (except as otherwise required under the Revenue Sharing Unit Agreement or applicable law), issue additional equity interests, incur indebtedness (including Senior Indebtedness, to which the Securities are expressly subordinated), amend its Operating Agreement, enter into strategic transactions, sell assets, merge or reorganize, or take other corporate actions that management deems appropriate in its business judgment. Such actions may adversely affect the Company's financial condition, capital structure, or the value and timing of payments under the Securities.

In addition, the Securities constitute unsecured obligations of the Company and are expressly subordinated in right of payment to Senior Indebtedness as defined in the Revenue Sharing Unit Agreement. In the event of liquidation, dissolution, bankruptcy, or similar proceeding, holders of the Securities will rank junior to secured creditors and senior lenders, pari passu with other unsecured creditors (including other Revenue Sharing Units and certain debt instruments), and senior only to equity holders and holders of SAFEs or similar equity-linked instruments.

Accordingly, investors should understand that they are relying entirely on the business judgment and management decisions of the Company's managers and/or managing members and will have no ability to control, direct, or materially influence corporate actions beyond the limited rights expressly set forth in the Revenue Sharing Unit Agreement.

Holders of a majority of the voting equity interests of the Company may be able to take actions with which investors disagree as a result of their voting control of the Company's equity securities.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Will Donovan	80
Beth Rish	20

Directors The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: *William Donovan*
Position: *Executive Director*
Dates: *03/2024-Pres*
Full-time or Part-Time: *Full Time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

1: Donovan Pottery: Founder, CEO, 2015-Pres.
Greenville, SC
Responsible for the management of staff and creative team that design and produce handcrafted and luxury goods, pottery and ceramic products for DTC sales. Managed and optimized ecommerce and local retail sales operations and channels. Coordinated

marketing efforts including social media campaigns, paid advertising, email marketing, and brand collaborations.

2: Clay-King.com, Marketing Director, 2016-Pres.
Spartanburg, SC
Responsible for the creative marketing strategy and execution for nationally recognized ceramic supply company, Clay-King.com including: Social Media Marketing, Event Marketing, Brand Collaborations, and Paid Media Advertisement campaigns, Media Buying, and Creative Graphic Design

Education

Bachelor of Arts, North Greenville University, 2014
Tigerville, SC

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Beth Rish
Position: Director of Operations
Dates: 9/01/2025 - Present
Full-time or Part-Time: Part-Time moving to Full-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

1. Ginger Root Pottery: Owner and Director 2021-present
   Lead on all operations and making for ceramic products for retail and direct sales. Manages budget, market and wholesale contracts, and product distribution. Studio, equipment, and materials management ensuring all needed products are available and all products are successfully created on their required timelines.

2. Marsh McLennan: Account Manager 2017-present
   Manage book of business consisting of 40+ client relationships, providing advanced client service, direction advisement, and contract execution. Create RFPs and

negotiate competitive employee benefits proposals and annual benefits renewals. Prepare employee benefits cost analysis data to illustrate benefit options and consult ways to avoid risk. Oversee the implementations and Assist clients in navigating applicable compliance and regulatory laws. Prepare and present employee benefits material at client-sponsored meetings.

Education
Bachelors of Arts, History/Geography with a minor in studio ceramics
Georgia Southern University, 2008

Name: Daniel Adam Daghhetee
Position: Director of Cafe Operations
Dates: 11/2025-Present
Full-time or Part-Time: Part-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

1.) **Wandering Bard Meadery: Owner and Operations Manager, 2017-Present Greenville, SC**
Oversee all operations including staffing and payroll, budgeting and accounting, production scheduling and lead meadmaker, bottling/packaging and sales/distribution

2.) **Other Lands Brewing: Barista/Bartender, 2025-Present Greenville, SC**
Customer service support including taking orders, knowledgeably serving house brewed beers, coffee service, and cocktail mixing

Education
Bachelor of Science: Business - Information Technology Management, 2016
Western Governors University - Salt Lake City, UT

Associate of Arts: Communications, 2004
College of Southern Maryland - La Plata, MD

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	None
Amount outstanding	
Interest rate	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Mathom House Storyworks LLC ("Storyworks") owner by Will Donovan	Executive Director	All intellectual property associated with the *Mathom House* universe — including characters, lore, educational frameworks, media content, trademarks, visual identity, and storytelling systems — is owned exclusively by Mathom House Storyworks LLC ("Storyworks").	Year One licensing fee may be nominal or zero

Licensing terms may be revised upon profitability following year one financials |

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$7,440
Studio, Store, and Cafe Buildout	56.54%	$28,225	56.45%	$70,000
Inventory	6.68%	$3,345	6.68%	$8,280
Operating Capital	24.1%	$12,085	24.1%	$30,000
Permitting, Licensing, and Fees	6.68%	$3,345	6.68%	$8,280
Total	**100.00%**	**$50,000**	**100.00%**	**$124,000**

Business Plan Description

Mathom House is developing a community-anchored craft and creative hub in Greenville, South Carolina that integrates shared studio space, education, retail supply, hospitality, and digital media into a unified operating platform. The Company is structured to serve artists, makers, students, and the broader community through both a physical facility and scalable online programming. The business is designed to function as a permanent regional creative anchor, combining diversified revenue streams with recurring engagement to support long-term operational sustainability rather than reliance on a liquidity event.

The Company's business model is built on multiple complementary revenue streams that reinforce one another. Core in-person offerings include tiered studio memberships, recurring classes, professional workshops, visiting artist programs, and continuing education. Retail and hospitality operations will include craft supply sales, a café and taproom, and e-commerce product distribution. Digital programming will include keystone online courses and subscription-based virtual memberships. Additional revenue sources include sponsorships, strategic partnerships, seasonal markets, and community events. Management believes that this interconnected model drives repeat engagement, strengthens customer loyalty, and reduces reliance on any single revenue source.

For Year 1, management projects approximately $1,300,000 in revenue, with revenue growth of approximately 15% annually to $1,600,000 in Year 2 and $1,800,000 in Year 3. The projected Year 1 revenue mix is diversified across physical and digital channels: approximately 31% from virtual courses and memberships, 25% from retail clay and supply sales, 19% from café and taproom operations, 11% from in-person workshops, 5% from e-commerce sales, 4% from sponsorships and media-related revenue, 3% from studio memberships, and 2% from community events. While these projections are based on management's current expectations and planning assumptions, actual results may differ materially.

Membership and programming growth are central to the recurring revenue strategy. In-person memberships are projected to grow from three founding members at launch to approximately 25 members by the end of Year 1, with tiered pricing between approximately $150 and $400 per month. Workshop programming is anticipated to include six to eight workshops per month across varying price points and formats, including introductory community workshops, professional development sessions, visiting artist programs, masterclasses, and vendor-supported events. This range of pricing and format is intended to broaden accessibility while maintaining margin discipline.

The Company's digital expansion strategy is intended to provide higher-margin, scalable revenue that is not limited by physical capacity. Management plans to launch an initial keystone online course series priced at approximately $499, followed by a second course within the first year. Virtual memberships are expected to be offered at approximately $49 per month, with projected growth in subscriber count throughout Year 1. Management projects that virtual programming could generate over $394,000 in Year 1 revenue. Gross margins vary by revenue stream, with lower margins associated with physical memberships and higher margins associated with digital courses, creating a blended revenue structure designed to balance volume with profitability.

Mathom House will follow a phased launch strategy designed to mitigate risk and align capital deployment with operational readiness. The Foundation phase, which management considers substantially complete, included business planning, branding, operational structuring, and formation of strategic partnerships. Phase 1 involves raising initial capital and launching digital programming and media production to generate early revenue and audience engagement prior to full physical build-out. Phase 2 includes securing and preparing the physical premises, prioritizing build-out of the craft storefront and café/taproom to generate early public-facing revenue. Phase 3 includes completion of studio and makerspace build-out, followed by the launch of in-person memberships and structured educational programming. Phase 4 focuses on operational optimization, including staffing refinement, program evaluation, cost management, and expansion of offerings based on performance data.

Management believes this phased build-out plan reduces upfront operational risk by aligning fixed costs with demonstrated demand, while the hybrid physical-digital model provides flexibility in scaling. Although the Company anticipates reaching operational profitability within its first year based on current projections, there can be no assurance that projected revenues, membership growth, or profitability will be achieved. The business plan is dependent on successful execution, community adoption, and effective cost management.

FINANCIAL INFORMATION

Operations

The issuer does have revenues to date. For the fiscal year ended December 31, 2025, the Company generated total revenue of $7,000, consisting entirely of sponsorship revenue, with $0 in cost of goods sold, resulting in gross profit of $7,000. The Company did not conduct retail, workshop, or membership operations during 2025, as those activities are planned for launch following the completion of the current capital raise.

Expenses of the issuer to date have included website hosting and software subscriptions (2025: $650; 2024: $0), business-related meetings and miscellaneous administrative expenses (2025: $200; 2024: $0), and general operating expenses associated with organizational setup and infrastructure development (2025: $850 total operating expenses; 2024: $0).

Historical performance of the issuer reflects a development-stage year focused on planning, partnership development, and infrastructure build-out rather than full commercial operations. For the fiscal year ended December 31, 2025, the Company reported net profit of $6,150. Historic performance is not representative of expected future performance as the Company intends to transition into active physical and digital operations in 2026, including the launch of its makerspace, retail supply operations, café/taproom, in-person programming, and scalable digital education platform.

The reviewed financials display balance sheet activities for the year ended December 31, 2025, including cash and cash equivalents of $7,500 at year end, equipment and gear (at cost) totaling $18,000, and total assets of $25,500, with no liabilities outstanding as of December 31, 2025. Member equity as of December 31, 2025 totaled $7,150, reflecting $1,000 in member contributions and $6,150 in net income for the year.

Liquidity and Capital Resources

Targeted sources of capital total up to $250,000 and are estimated (subject to change) as follows:

Reg CF investment: The company is planning to raise up to $124K in this initial offering with a goal of targeting up to $250K in investment through Reg CF in totality.

The Company may explore additional equity or debt investment in the future as needed

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/150

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report

OFFERING RISK FACTORS

Investors should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investors should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, an investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investors should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company Is a Growth Stage Company with a Limited Operating History. The Company is currently in its growth stage and has a limited financial history upon which anyone evaluating its future business operations can rely. The likelihood of the Company's success should be considered in light of the challenges, expenses, complications, and delays encountered by newly formed businesses in the early stages of development.

The Company's Financial Projections May Not Be Achieved. The Company has prepared financial projections reflecting anticipated revenue growth, operating margins, and profitability. These projections are based on assumptions regarding membership growth, workshop participation, retail performance, café operations, and digital course sales. There can be no assurance that these assumptions will prove accurate or that the projected results will be achieved.

The Company Must Successfully Execute a Phased Buildout Strategy. The Company's business plan depends on a multi-phase launch, including capital raise, digital programming launch, facility acquisition, retail buildout, and studio activation. Delays in securing premises, cost overruns in construction, permitting challenges, or operational setbacks could materially delay revenue generation and adversely impact cash flow.

The Company Is Dependent on Securing and Maintaining a Suitable Physical Location. The Company's model relies on a central, community-accessible facility. Inability to secure a favorable lease, unexpected increases in rent, zoning or regulatory restrictions, or termination of a lease could materially impair operations.

The Company Is Subject to Construction and Buildout Risk. Buildout of studio, retail, and hospitality space may exceed budget, experience supply chain delays, or require additional capital expenditures. Unexpected structural, compliance, or code-related issues could increase costs or delay opening.

The Company's Growth Relies on Market Acceptance. While the Company believes there is demand for hands-on craft education and community-centered creative space, there is no assurance of sustained market demand. Failure to achieve projected membership, workshop enrollment, retail traffic, or digital course sales would adversely impact revenue.

The Company Operates in a Competitive Environment. The Company competes with other local studios, art centers, private instructors, online education platforms, retail craft suppliers, and hospitality venues. Some competitors may have greater financial resources, established brand recognition, or broader distribution networks.

The Company Is Dependent Upon Key Personnel. The Company is highly dependent upon its founder and key management personnel for strategic direction, programming, and operational oversight. The loss of any key individual could have a material adverse effect on the Company's ability to execute its business plan.

The Company Relies on Diversified Revenue Streams That May Not Perform as Expected. The Company's model depends on multiple interconnected revenue streams, including studio memberships, workshops, retail supply sales, café operations, sponsorships, and digital programming. Underperformance in one or more revenue categories could materially affect financial results.

The Company's Digital Strategy Involves Platform and Technology Risk. The Company's online courses and digital memberships rely on third-party hosting platforms, payment processors, and media distribution infrastructure. Platform outages, cybersecurity incidents, algorithm changes, or service interruptions could impair revenue generation.

The Company Is Subject to Supply Chain Risks. Retail supply sales depend on third-party manufacturers and distributors of clay, tools, and materials. Supply chain disruptions, price increases, or vendor insolvency could impact inventory availability and gross margins.

The Company Is Subject to Food and Beverage Regulatory Risk. The café and taproom operations are subject to health, safety, and alcohol licensing regulations. Violations, inspections, licensing delays, or revocation of permits could materially disrupt hospitality revenue.

The Company May Experience Cash Flow Volatility. The Company's revenues may fluctuate seasonally or due to economic conditions. Fixed expenses such as rent, payroll, and utilities may not decline proportionally during periods of reduced revenue.

The Company May Require Additional Capital. If revenue growth is slower than anticipated or expenses exceed projections, the Company may require additional capital to sustain operations. There can be no assurance that additional capital will be available on favorable terms or at all.

The Company May Be Impacted by Broader Economic Conditions. Economic downturns, inflation, rising interest rates, or reductions in discretionary consumer spending could reduce demand for workshops, memberships, retail purchases, and café sales.

The Company may be unable to protect its intellectual property. The Company cannot guarantee that it can safeguard or deter misappropriation of its intellectual property, including its trade secrets and trademarks. In addition, the Company may not be able to detect unauthorized use of its intellectual property and take appropriate steps to enforce its rights. If third parties infringe or misappropriate the Company's trade secrets, trademarks or other proprietary information or intellectual property, the Company's business could be seriously harmed.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is a speculative investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a substantial return on their Securities, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Form C and applicable investor agreement and Offering Risk Factors attached hereto. All prospective investors should consult with their attorney, tax advisors and business advisors prior to making an investment in the Securities.

Investor will not have a right to withdraw its investment. Investor should not consider investing in the Securities unless the investor is able to hold the Securities for an indefinite period without the need for liquidity.

The Securities will have limited transferability. Investor is required to represent in the investor agreement that he is acquiring the Securities for investment and not with a view to distribution or resale, that such subscriber understands the Securities are not freely transferable and, in any event, that such subscriber must bear the economic risk of investment in the Securities for an indefinite period of time because: (i) the Securities has not been registered under the 1933 Act or applicable state "Blue Sky" or securities laws; and (ii) Securities cannot be sold unless they are subsequently registered or an exemption from such registration is available. There is no current market for the Securities, nor is one expected to develop, and investors cannot expect to be able to liquidate their investment in case of an emergency.

The price of the Securities is arbitrary. The purchase price of the Securities has been determined primarily by the capital needs of the Company and bears no relationship to any established criteria of value such as book value or profit distributions, or any combination thereof. Further, the price of the Securities is not based on past earnings of the Company.

The Securities Are Revenue-Based and Dependent Entirely on the Company's Operating Performance. The RSUs entitle Investors to receive distributions solely as a function of the Company's Gross Revenue, as defined in the RSU Agreement. The Company has no obligation to make fixed, minimum, or guaranteed payments. If the Company fails to generate sufficient Gross Revenue in any Measurement Period, distributions may be reduced or may not be made at all. Accordingly, Investor returns are entirely dependent upon the Company's ability to successfully operate its business and generate consistent revenue. Any decline in customer demand, operational disruption, increased competition, or broader economic downturn could materially reduce Gross Revenue and, therefore, directly reduce or eliminate distributions payable to Investors.

The Securities Are Not Equity and Confer No Ownership or Control Rights. The RSUs constitute contractual revenue-sharing obligations and do not represent an ownership interest in the Company. Investors will not receive any equity, membership units, or other proprietary interest in the Company. Investors will not have voting rights, dividend rights, inspection rights beyond those required by applicable law, or any ability to participate in management decisions. Investors will not share in any appreciation in the value of the Company, nor will they receive any proceeds from a sale of the Company except to the extent of unpaid amounts due under the RSUs.

The Repayment Cap Contractually Limits Investor Return. Each RSU entitles the holder to receive distributions only until cumulative payments equal 1.75 times the Unit Price have been made with respect to that RSU. Once the Repayment Cap is reached, the RSU is deemed satisfied and ceases to participate in future revenue distributions, regardless of the Company's future performance or profitability. Investors will not participate in Company growth beyond this contractual cap.

Distributions May Be Deferred at the Company's Election. The RSU Agreement permits the Company to defer up to 2 (two) quarterly distributions as Permitted Deferrals, subject to notice requirements. Although deferred amounts accrue Deferral Interest at the rate specified in the RSU Agreement, such deferrals may materially delay the timing of Investor cash flows. During any deferral period, Investors will not receive current payments and must rely on the Company's future ability to resume distributions and repay any Deferred Payment Balance. There can be no assurance that the Company will have sufficient liquidity to repay deferred amounts within the contemplated time frame.

The Securities Are Unsecured and Subordinated to Senior Indebtedness. The RSUs are unsecured obligations of the Company and are expressly subordinated in right of payment to the Company's Senior Indebtedness, as defined in the RSU Agreement. The Company is not required to maintain any reserve, sinking fund, or collateral for the benefit of RSU holders. In the event of bankruptcy, liquidation, dissolution, or similar insolvency proceeding, holders of Senior Indebtedness must be paid in full before any payments are made to RSU holders. In such circumstances, Investors may recover only a portion of the amounts owed to them or may lose their entire investment.

The Company Has the Right to Prepay the Securities. The Company may prepay the RSUs at any time in accordance with the RSU Agreement. A prepayment would result in payment of the remaining unpaid portion of the Repayment Cap (together with any accrued Deferred Payment Balance and Deferral Interest, if applicable), after which the RSUs would be terminated. Such prepayment could occur earlier than Investors anticipate and would limit the duration of revenue participation. Investors will not have the right to refuse prepayment and may be unable to reinvest the proceeds on comparable terms.

The RSU Agreement May Be Amended with Majority Consent. The RSU Agreement permits amendments, waivers, or modifications upon the written consent of the Company and the holders of a majority of the Outstanding RSUs issued in the Offering. As a result, Investors holding a minority of RSUs may be bound by amendments or modifications to which they did not individually consent. Such amendments could alter certain rights, obligations, or procedures under the RSU Agreement, subject to applicable law.

Tax Treatment of the Securities Is Not Guaranteed. The Company intends to treat the RSUs as debt obligations for U.S. federal income tax purposes. However, such characterization is not binding on the Internal Revenue Service ("IRS") or other taxing authorities. If the IRS were to successfully challenge the Company's tax treatment, the timing, character, or amount of taxable income recognized by Investors could be adversely affected. Investors are responsible for consulting their own tax advisors regarding the tax consequences of an investment in the RSUs.

The Company's Reporting Obligations Are Limited. The Company is required to provide annual reports pursuant to Regulation Crowdfunding but is not subject to the ongoing reporting requirements applicable to companies registered under the Securities Exchange Act of 1934. The Company is not required to provide quarterly reports, audited financial statements (except as required under Regulation Crowdfunding thresholds), or other continuous disclosures comparable to those provided by public companies. As a result, Investors will have access to more limited information regarding the Company's financial condition, operations, and performance than would be available if the Company were a reporting issuer.

Exhibits

A) Mathom House LLC Operating Agreement

B) Mathom House Revenue Sharing Unit Agreement

C) Mathom House Financials

D) Mathom House Testing the Waters Page

Exhibits

A) Mathom House LLC Operating Agreement

Mathom House Studios LLC

Operating Agreement
Prepared for investor review and legal refinement

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1. Formation & Purpose

1.1 Formation

Mathom House Studios LLC ("Company") is a limited liability company organized under the laws of the State of South Carolina.

1.2 Purpose

The purpose of the Company is to operate a creative studio and commercial enterprise including, but not limited to:

- Retail store and studio operations

- Educational programs (virtual and in-person)

- Media production and digital content distribution

- E-commerce and merchandising

- Workshops, events, and community programming

- Food and beverage service, including café and taproom operations, whether operated directly or through strategic operating partners

The Company shall have all powers permitted to limited liability companies under applicable law.

---

2. Entity Structure & Intellectual Property

2.1 IP Ownership

All intellectual property associated with the *Mathom House* universe — including characters, lore, educational frameworks, media content, trademarks, visual identity, and storytelling systems — is owned exclusively by **Mathom House Storyworks LLC ("Storyworks")**.

2.2 IP License to Company

Storyworks grants the Company a broad, exclusive license to use such intellectual property for Company operations, including retail, education, media, merchandise, events, and café/taproom experiences.

- Year One licensing fee may be nominal or zero

- Licensing terms may be revised upon profitability following year one financials

- IP ownership does **not** transfer to the Company

- License survives investor participation and exit

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3. Members & Ownership

Member	Ownership	Vesting Status
Will Donovan	80%	Fully vested
Beth Rish	20%	Vested
Beth Rish (Additional)	Up to 10%	Annual vesting over 3 years

3.1 Beth Rish Vesting Terms

- Additional 10% vests **annually over 36 months**

- Vesting conditioned on:

- - Continued service to the Company

  - Salary reduction and/or sweat equity contribution

  - Capital contribution, if any (documented separately)

- Unvested equity reverts to the Company upon early exit

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4. Management, Roles & Authority

4.1 Management Structure

The Company is a Member-Managed LLC Partnership.

4.2 Operational Roles

- **Will Donovan**

  - Operational Director of Mathom House Studios

  - Not Limited Primary authority over:

    - E-commerce

    - Digital media and education

    - Marketing systems and workflows

    - Licensing coordination with Storyworks

    - Fundraising strategy and investor relations

- **Beth Rish**

  - Not Limited Primary authority over:

    - Physical retail store operations

    - Studio operations

    - In-person programming and staff workflows

4.3 Operational Decision-Making

Operational decisions of the Company shall be governed jointly by Will Donovan and Beth Rish.

- Standard operational decisions require **mutual agreement**

- In the event of disagreement:

    - The Company shall operate under a **51% / 49% decision structure**, with **Will Donovan holding final operational authority**

    - This structure exists solely to prevent deadlock and does not diminish collaborative intent

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4.4 Tie-Breaker Mechanism

If, and only if, both Will Donovan and Beth Rish jointly request, a third-party tie-breaker may be consulted.

- Adam (Wandering Bard Meadery**)** may serve as a tie-breaker:

    - At the request of both parties

    - On specific matters presented to him

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5. Partnership Representative

5.1 Designation

Will Donovan is designated as the **Partnership Representative** for purposes of federal, state, and local tax matters and any related proceedings.

5.2 Authority

The Partnership Representative shall have full authority to act on behalf of the Company in all tax audits, elections, settlements, and administrative proceedings.

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6. Strategic Operating Partners

6.1 General Framework

The Company may engage third-party individuals or entities as **Strategic Operating Partners** to manage or support specific business units.

Strategic Operating Partners:

- Are **not Members**

- Hold **no equity**

- Possess **no voting or governance rights**

- Do **not** participate in Company-wide profit distributions, but may participate in division specific profit distributions

Their rights and compensation are contractual and division-specific.

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7. Café & Taproom Division

7.1 Ownership & Concept

The Café & Taproom Division is:

- Owned by Mathom House Studios LLC

- Operated as a **blank-canvas hospitality concept**

7.2 Resident Hospitality Company

Wandering Bard Meadery may act as a **Resident Hospitality Company**, providing:

- Licensing and regulatory compliance support

- Hospitality systems and logistics

- Menu and beverage programming

- Staffing frameworks and operational expertise

7.3 Director of Café Operations

Adam Daughhetee will serve as **Director of Café Operations**, acting as a Strategic Operating Partner.

7.4 Budget Authority

- Adam (via Wandering Bard):

    - Prepares an annual or quarterly café operating budget

- Budget requires approval by:

    - Will Donovan and Beth Rish

- Adam may operate **only within the approved budget**

- Any overages require prior approval

7.5 Staffing Authority

Adam may:

- Hire café staff **with approval** from Will Donovan and Beth Rish

- Coordinate staffing where cross-functional roles exist

7.6 Compensation & Profit Participation

Compensation for café operations may include:

1. A base consulting or management fee (operating expense), and

2. **Quarterly profit participation**, based on **Net Café Profits**

Net Café Profits are defined as gross café revenue less:

- Staffing costs

- Rent allocation

- Utilities

- Cost of goods

- Shared overhead and direct operating expenses

As determined by the Company.

Specific economic terms shall be set forth in a separate written agreement.

7.7 Duration & Termination

- Profit participation continues while Adam provides active operational oversight

- Upon cessation of involvement:

    - Profit participation terminates

    - Equipment may be returned or purchased at agreed value

    - Any unpaid in-kind contribution may be settled in good faith

7.8 Priority of Payments

Café partner compensation is treated as a **division-level operating expense**, paid prior to Company profit calculations and separate from investor distributions.

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8. Capital Contributions

Initial capital contributions, if any, shall be documented separately or in an amendment to this operation agreement.

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9. Profits, Losses & Distributions

9.1 Allocations

Profits and losses allocated in proportion to ownership percentages.

9.2 Distributions

- Distributions are not guaranteed

- Timing and amount determined by the Company

- Anticipated quarterly distributions once appropriate
- 50% of available profit distributions to Mathom House managing members will be withheld in year one to serve as reinvestment capital to The Company. This withheld amount will be subject to review in Year 2 of operations

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10. Revenue-Share Investors

The Company may admit non-equity revenue-share investors.

- Participation limited to profit share

- Target repayment: 1.25-1.5x invested capital

- No voting, control, or IP rights

- Participation sunsets upon repayment

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11. Indemnification

11.1 Member & Agent Indemnification

The Company shall indemnify Members, officers, agents, and authorized representatives against liabilities incurred in good-faith performance of duties.

11.2 Strategic Partner Indemnification

Strategic Operating Partners shall indemnify the Company for:

- Regulatory non-compliance

- Licensing violations

- Acts or omissions within their operational control

11.3 Limitations

Indemnification shall not apply in cases of fraud, willful misconduct, or gross negligence.

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12. Transfers & Buy-Sell

- No transfer without Company approval

- Unvested equity returns to Company upon exit

- Company retains right of first refusal

- Valuation by agreed method following the first year's revenue or independent appraisal

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13. Dissolution

The Company may dissolve upon:

- Joint Decision of Will Donovan and Beth Rish

- Sale of substantially all assets

- Legal requirement

Upon dissolution:

- IP licenses revert to Storyworks

- Remaining assets distributed per law

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14. Amendments

This Agreement may be amended with:

- Approval of Will Donovan and Beth Rish

- Consent of Members as required by law

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15. Governing Law

State of South Carolina.

END OPERATING AGREEMENT

B) Mathom House Revenue Sharing Unit Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE SHARING UNIT AGREEMENT

Signing Date: _____

Investment Amount: _____

Total Number of RSUs: _____
(Includes any bonus)

For value received, **Mathom House LLC**, a South Carolina Limited Liability Company hereby agrees to pay to the order of _____ (**"Investor"**), in lawful money of the United States of America and in immediately available funds, the amounts due hereunder in the manner set forth below.

1. Definitions

(a) **"Bonus RSU"** means an additional Revenue Sharing Unit granted to an Investor at no additional cost as described in Section 4, which participates in revenue distributions on the same terms as purchased RSUs.

(b) **"Deferred Payment"** means any Distribution that the Company has elected to defer pursuant to Section 3(e).

(c) **"Deferred Payment Balance"** means the aggregate amount of all Deferred Payments, plus all accrued and unpaid Deferral Interest thereon.

(d) **"Deferral Interest"** means interest on Deferred Payments at a rate of ten percent (10%) per annum, compounded quarterly.

(e) **"Distribution"** means any payment made by the Company to holders of RSUs pursuant to Section 3.

(f) **"Distribution Pool"** means the total amount available for distribution to all RSU holders in any given Measurement Period, calculated as the product of the Revenue Share Percentage and the Gross Revenue for such Measurement Period.

(g) **"Gross Revenue"** means all of the Company's cash receipts from all sales of any kind, including but not limited to product sales, service fees, licensing fees, and prepaid amounts, without any deduction or offset of any kind, as recorded on its financial statements prepared in accordance with generally accepted accounting principles.

(h) **"Investors"** means all of the purchasers of RSUs in the offering of which this Agreement is a part.

(i) **"Measurement Period"** means each calendar quarter (or such other period as may be specified by the Company with at least 30 days' notice to Investors) during which Gross Revenue is measured for purposes of calculating Distributions.

(j) **"Outstanding RSUs"** means, at any time, the total number of RSUs issued and outstanding that have not yet reached their Repayment Cap.

(k) **"Payment Start Date"** means the last day of the second full calendar quarter following the quarter in which any closing occurs. For example, if a closing occurs at any point during Q2, the Payment Start Date would be the last day of Q4 (two quarters after the closing quarter). For the avoidance of doubt, payments are deferred for the remainder of the quarter in which any closing occurs plus one additional full quarter thereafter, except as further extended by a Permitted Deferral as described in Section 3(e).

(l) **"Per Unit Distribution"** means, for any Measurement Period, the amount equal to the Distribution Pool divided by the total number of Outstanding RSUs.

(m)**"Permitted Deferral"** has the meaning set forth in Section 3(e).

(n) **"Repayment Cap"** means, with respect to each RSU, the maximum total amount of Distributions payable in respect of such RSU, which shall equal **1.75x** times the Unit Price (i.e., $175 per RSU). Once an individual RSU has received cumulative Distributions equal to its Repayment Cap, such RSU shall be fully satisfied and shall cease to participate in future Distributions. For the avoidance of doubt, the Repayment Cap does not include any Deferral Interest, which shall be payable in addition to the Repayment Cap.

(o) **"Revenue Share Percentage"** means the percentage of Gross Revenue that will be paid to investors each quarter. The Revenue Share Percentage may vary based on the total amount raised in this offering as set forth in Schedule A attached hereto.

(p) **"RSU"** or **"Revenue Sharing Unit"** means a contractual right to receive Distributions from the Company as set forth in this Agreement. Each RSU represents the right to receive 0.005% of the company's quarterly revenue until such RSU reaches its Repayment Cap.

(q) **"Unit Price"** means $**100** per RSU.

2. Basic Terms

Offering of RSUs. This Agreement is issued as part of a group of identical agreements issued to multiple investors in the offering. Each Investor's rights are governed by the number of RSUs held by such Investor. All Investors shall be treated equally and shall have the same rights and obligations under this Agreement on a per RSU basis.

Unit Economics. Each RSU represents the right to participate in Distributions until the cumulative Distributions received by such RSU equal the Repayment Cap. Distributions are calculated on a per unit basis and applied equally to all Outstanding RSUs.

Satisfaction of RSU. An individual RSU shall be considered fully satisfied when the cumulative Distributions received by such RSU equal its Repayment Cap. Upon satisfaction, such RSU shall be retired and shall no longer participate in future Distributions. The remaining RSUs held by the same Investor shall continue to participate in Distributions until each such RSU is similarly satisfied.

Termination. This Agreement shall terminate with respect to each RSU upon such RSU being fully satisfied, and shall terminate in its entirety when all RSUs held by Investor have been fully satisfied and all Deferred Payment Balances (including accrued Deferral Interest) have been paid in full, except in the Event of a Default, in which case the Company may owe the Investor additional amounts as set forth herein.

Characterization. The parties agree that they shall treat this Agreement as a loan for financial, tax, and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

3. Distributions

Quarterly Distributions. Beginning on the Payment Start Date, the Company shall make quarterly Distributions to Investors until all Outstanding RSUs have been fully satisfied and all Deferred Payment Balances have been paid in full.

Calculation of Distribution Pool. The Distribution Pool for each Measurement Period shall equal the product of the Revenue Share Percentage and the Gross Revenue from such Measurement Period.

Allocation of Distributions. The Distribution Pool shall be allocated equally among all Outstanding RSUs. Each Investor shall receive a Distribution equal to the Per Unit Distribution multiplied by the number of Outstanding RSUs held by such Investor. For the avoidance of doubt, RSUs that have reached their Repayment Cap shall not participate in the Distribution Pool calculation.

Timing of Distributions. The Company shall make Distributions to Investors (or cause Distributions to be made through an agent) within thirty (30) days of the end of each Measurement Period.

Permitted Deferrals. Notwithstanding the foregoing, the Company may elect to defer up to **two (2)** distributions upon written notice to Investors delivered at least five (5) days prior to the date such Distribution would otherwise be due (each, a "**Permitted Deferral**"). Any Distribution that is subject to a Permitted Deferral shall be added to the Deferred Payment Balance as of the date such Distribution would otherwise have been due.

Deferral Interest. The Deferred Payment Balance shall accrue interest at a rate of ten percent (10%) per annum, compounded quarterly (the "**Deferral Interest**"). Deferral Interest shall begin to accrue on each Deferred Payment as of the date such payment is added to the Deferred Payment Balance and shall continue to accrue until the Deferred Payment Balance is paid in full. For the avoidance of doubt, Deferral Interest shall be calculated on a per Investor basis based on such Investor's pro rata share of the Deferred Payment.

Resumption of Distributions and Deferred Payment Balance. Once the Company resumes making Distributions following a Permitted Deferral, regular Distributions shall continue to be calculated and paid to Investors in accordance with Sections 3(b), (c), and (d), and such Distributions shall be applied toward each RSU's Repayment Cap in the ordinary course. The Deferred Payment Balance (including all accrued Deferral Interest) shall constitute a separate payment obligation of the Company and shall not reduce or offset regular Distributions. The Company shall repay the Deferred Payment Balance to each Investor, together with all accrued Deferral Interest, in addition to (and not in lieu of) regular Distributions.

Repayment of Deferred Payment Balance. The Company shall repay the Deferred Payment Balance (including accrued Deferral Interest) to Investors within **eight (8)** calendar quarters following the resumption of regular Distributions. Such repayment may be made in installments or as a lump sum, at the Company's election, provided that the entire Deferred Payment Balance and all accrued Deferral Interest is paid in full by the end of such period. Payments toward the Deferred Payment Balance shall be applied first to accrued Deferral Interest and then to the outstanding principal amount.

Partial Period Distributions. If during any Measurement Period the Distribution would cause certain RSUs to exceed their Repayment Cap, such RSUs shall receive only the amount necessary to reach their Repayment Cap. The remaining portion of such RSUs' share shall be redistributed proportionally among the Outstanding RSUs that have not yet reached their Repayment Cap.

Place of Payment. All amounts payable hereunder shall be payable via the method designated by the Company, which may include electronic transfer, check, or through a payment agent. The Investor shall provide and maintain current payment information as requested by the Company.

4. Bonus RSUs

Eligibility for Bonus RSUs. Investors meeting certain eligibility criteria at the time of investment may receive Bonus RSUs in addition to the RSUs purchased. Bonus RSUs are issued at no additional cost to the Investor and participate in Distributions on the same terms as purchased RSUs.

Bonus RSU Categories. The following Bonus RSU allocations apply to eligible Investors

Membership Based Bonus:

VentureSouth Members – Investors who are active VentureSouth members at the time of investment will receive a 10% bonus in additional RSN Units, resulting in total RSN Units equal to 110% of the amount otherwise issuable. Each bonus RSN Unit participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 1.75x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Vicinity Venture Club Members – Investors who are active Vicinity Venture Club members at the time of investment will receive a 5% bonus in additional RSN Units, resulting in total RSN Units equal to 105% of the amount otherwise issuable. Each bonus RSN participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 1.75x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

5. Prepayment

The Company may prepay all outstanding RSUs in their entirety at any time by paying to each Investor: (i) the unpaid portion of the Repayment Cap for each of such Investor's Outstanding RSUs; plus (ii) all accrued and unpaid Deferral Interest and outstanding Deferred Payment Balance owed to such Investor. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all Investors based on their respective Outstanding RSUs. Any prepayment shall be applied first to accrued Deferral Interest, then to any outstanding Deferred Payment Balance, and finally to reduce the remaining Repayment Cap of each affected RSU proportionally.

6. Reporting and Information Rights

Quarterly Reports. Within forty five (45) days following the end of each Measurement Period, the Company shall provide Investors with a written report including: (i) Gross Revenue for the Measurement Period; (ii) the Revenue Share Percentage applicable to such period; (iii) the Distribution Pool amount; (iv) the Per Unit Distribution; (v) the cumulative Distributions received by such Investor's RSUs; (vi) the remaining amount until each RSU reaches its Repayment Cap; (vii) the current Deferred Payment Balance (if any) attributable to such Investor; and (viii) accrued Deferral Interest (if any) attributable to such Investor.

Annual Financial Statements. Within one hundred twenty (120) days following the end of each fiscal year, the Company shall provide Investors with annual financial statements prepared in accordance with generally accepted accounting principles. Such statements need not be audited unless required by applicable securities laws or regulations.

Notice of Deferral. The Company shall provide written notice to all Investors of any Permitted Deferral at least fifteen (15) days prior to the date the deferred Distribution would otherwise be due. Such notice shall include the amount of the Distribution being deferred and the new Deferred Payment Balance (including estimated Deferral Interest).

7. Unsecured Obligation and Liquidation Priority

This Agreement shall be unsecured. In a Liquidity Event (including a sale, merger, or similar transaction) or Dissolution Event (including bankruptcy, liquidation, or winding up), amounts owed under this Agreement (including the Repayment Cap for all Outstanding RSUs and any Deferred Payment Balance with accrued Deferral Interest) are intended to operate such that Investor is an unsecured general creditor, with right of payment as follows:

Junior to payment of outstanding Senior Indebtedness (as defined in Section 12);

Pari passu with other outstanding indebtedness and general creditor claims, including other Revenue Sharing Units, contractual claims for payment, and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock of the Company); and

Senior to payments for SAFEs (Simple Agreements for Future Equity) and capital stock of the Company.

8. Company Representations and Warranties

The Company hereby represents and warrants to the Investor as follows:

Organization. The Company is a Limited Liability Corporation organized, validly existing, and in good standing under the laws of the State of South Carolina and has the power and authority to own, lease, and operate its properties and carry on its business as now conducted.

Authorization. The execution, delivery, and performance by the Company of this Agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

No Conflict. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation, articles of organization, operating agreement, or bylaws, (ii) any material statute, rule, or regulation applicable to the Company, or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

No Liens. The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule, or regulation applicable to the Company; (ii) result in the acceleration of any material indebtedness to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset, or revenue of the Company.

9. Investor Representations and Warranties

The Investor hereby represents and warrants to the Company as follows:

Authorization. The Investor has full legal capacity, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

Investment Intent. The Investor is purchasing the RSUs for its own account for investment purposes only, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. The Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

Sophistication and Risk. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition, and is able to bear the economic risk of such investment for

Securities Law Acknowledgment. The Investor has been advised that this Agreement and the RSUs have not been registered under the Securities Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

10. Events of Default

Each of the following events shall constitute an "Event of Default" hereunder:

Payment Default. The Company fails to make any Distribution due under this Agreement within thirty (30) business days after the same becomes due and payable (excluding Distributions subject to a valid Permitted Deferral);

Excess Deferrals. The Company exercises Permitted Deferrals in excess of the maximum number permitted under Section 3(e);

Reporting Default. The Company fails to provide any report or information required under Section 6 within thirty (30) days after the applicable deadline;

Voluntary Bankruptcy. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate or limited liability company action in furtherance of any of the foregoing;

Involuntary Bankruptcy. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody, or control of any property of the Company; or

Material Breach. The Company materially breaches any representation, warranty, or covenant contained in this Agreement and fails to cure such breach within thirty (30) days after receiving written notice thereof from any Investor.

Remedies Upon Default. Upon the occurrence of an Event of Default hereunder: (i) all unpaid Distributions, Deferred Payment Balances, accrued Deferral Interest, and other amounts owing hereunder shall automatically be immediately due, payable, and collectible by the Investor pursuant to applicable law; and (ii) the Investor shall be entitled to receive the remaining unpaid Repayment Cap for all of the Investor's Outstanding RSUs, plus all accrued Deferral Interest and Deferred Payment Balances, as a lump sum payment, in addition to any other remedies available at law or in equity.

11. Parity Among Investors

The Company's payment obligations to the Investor under this Agreement shall be on parity with the Company's obligations to pay all other Investors holding RSUs issued in the same offering. All Investors shall be treated equally on a per RSU basis. In the event that the Company is obligated to make Distributions but does not have sufficient funds to make full Distributions to all Investors, Distributions shall be made to all Investors on a pro rata basis based on their respective Outstanding RSUs. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

12. Subordination

The amounts owed under this Agreement are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness.

Definition of Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Agreement, the principal of, unpaid interest on, and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with (i) indebtedness of the Company to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking, or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (ii) any such indebtedness or any debentures, notes, or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company: (i) no amount shall be paid by the Company in respect of amounts due under this Agreement at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full; and (ii) no claim or proof of claim shall be filed by or on behalf of the Investor which shall assert any right to receive any payments in respect of amounts due hereunder except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

Default on Senior Indebtedness. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, permitting the holder to accelerate the maturity thereof, and the Investor shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of amounts due under this Agreement unless within one hundred eighty (180) days after the happening of such event of default, the maturity of such Senior Indebtedness shall not have been accelerated.

Further Assurances. By acceptance of this Agreement, the Investor agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness; provided that such forms shall not impose on the Investor terms less favorable than those provided herein.

13. Amendments and Waivers

Any provision of this Agreement may be amended, waived, or modified upon the written consent of the Company and the holders of a majority of the Outstanding RSUs issued in this offering by the Company. Any amendment, waiver, or modification effected in accordance with this Section 13 shall be binding upon each holder of RSUs.

14. Notices

Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or forty eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. Governing Law

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of **South Carolina** , excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. Successors and Assigns

Neither this Agreement nor the RSUs nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or in connection with a merger, consolidation, or sale of all or substantially all of the Company's assets. Subject to the foregoing, this Agreement will be binding on the parties' successors and assigns.

17. No Stockholder Rights

The Investor is not entitled, as a holder of RSUs, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. Tax Withholding

The Investor hereby authorizes the Company to make any withholding required by law from any Distribution. The Investor agrees to provide to the Company a Form W 9 (or Form W 8, as applicable) or comparable form upon request.

19. Waiver of Certain Rights

The Company waives presentment and demand for payment, notice of dishonor, protest, and notice of protest of this Agreement, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs, and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

20. Effectiveness

This Agreement is not effective until the Company has accepted the Investor's subscription and received the Investment Amount. The Company reserves the right to reject any subscription in whole or in part in its sole discretion.

21. Entire Agreement

This Agreement, including Schedule A attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to such subject matter.

22. Severability

If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Interests as of this date: _____

_____

Name of Subscriber (Print or Type)

_____

Signature

Number of Shares: _____

Aggregate Capital Commitment: $_____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED as of this date: _____

The Mathom House a South Carolina LLC

By: _____

Name: Will Donovan

Its: Executive Director

NOTES:

1. The Revenue Share Percentage shall be determined at the close of the offering based on the final total amount raised.

2. All RSUs issued in the offering shall be entitled to the same Revenue Share Percentage, regardless of when during the offering period such RSUs were purchased.

3. Bonus RSUs participate in the Revenue Share on the same basis as purchased RSUs and are included in the calculation of total Outstanding RSUs.

4. Deferred Payments accrue interest at 10% per annum, compounded quarterly. This interest is payable in addition to (not counted toward) the Repayment Cap.

SCHEDULE A

OFFERING TERMS AND REVENUE SHARE PERCENTAGE SCHEDULE

KEY OFFERING TERMS

Term	Value
Unit Price	$100
Repayment Multiple	1.75x
Repayment Cap (per RSU)	$175
Payment Start Date	Accruals start in the 2nd quarter after a successful closing. First payments will be within 30 days of the end of that quarter.
Distribution Frequency	Quarterly
Maximum Permitted Deferrals	2
Deferral Interest Rate	10% per annum, compounded quarterly
Deferred Balance Repayment Period	8 quarters

REVENUE SHARE PERCENTAGE SCHEDULE

The Revenue Share Percentage applicable to the RSUs issued in this offering shall be determined based on the total aggregate amount raised in this offering, as set forth in the table below:

Total Amount Raised	Revenue Sharing Units	Revenue Share Percentage
$50,000	250	2.50%
$124,000	1,240	6.20%
Maximum ($124,000 all from VS Members)	1,364	6.82%
$250,000	2,500	12.5%

BONUS RSU SCHEDULE

Eligible Group	Bonus Percentage
VentureSouth	10%
Vicinity Venture Club	5%

C) Mathom House Financials

The Mathom House, LLC

Financial Statements

For the Fiscal Year Ended December 31, 2025 (Unaudited)

The Mathom House, LLC

Balance Sheet For the Fiscal Year Ended December 31, 2025:

Cash and Cash Equivalents: $7500

Equipment & Gear (at cost): $18,000

Total Assets: $25,500

Total Liabilities: $0.00

The Mathom House, LLC

Statement of Operations For the Fiscal Year Ended December 31, 2025:

Sponsorship Revenue: $7,000

Net Sales: $0.00

Gross Profit: $7,000

Website hosting & software subscriptions: $650

Business-related meetings & misc. expenses: $200

Total Operating Expenses: $850

Net Profit:

$6,150

The Mathom House, LLC

Statement of Member Equity For the Fiscal Year Ended December 31, 2025:

Beginning Balance as of January 01 2025: $0.00

Member Contributions: $1,000

Net Profit: $6,150

Ending Balance- December, 31 2025: $7,150

The Mathom House, LLC

Statement of Cash Flows For the Fiscal Year Ended December 31, 2025:

Net Profit: $6,150

Operating Expenses: $850

Net Cash Used in Operating Expenses: $850

Member Contributions: $1,000

Net Cash Provided by Financing Activities: $1,000

Net Increase in Cash: $7000

Cash at Beginning of Period: $0.00

Cash at end of Period: $7,150

The Mathom House, LLC

Note to the financial statements for the fiscal year ended December 31, 2025:

The Mathom House, LLC was formed in March 2024 and is an arts education and community resource center in Greenville, SC.

The Company prepares its financial statements on an accrual basis of accounting in conformity with U.S. GAAP. Our Equipment Investment consists of ceramic manufacturing equipment and media capturing and recording equipment valued at cost. Management has evaluated subsequent events through the issuance date of these financial statements and determined that no material events require disclosure.

The Mathom House, LLC

Management Discussion and Analysis For the Fiscal Year Ended December 31, 2025 (Unaudited)

Fiscal year 2025 represented a formative and foundational year for The Mathom House, LLC. During this period, the Company focused primarily on strategic planning, partnership development, media production infrastructure, and operational groundwork rather than active commercial operations.

Revenue for 2025 totaled $7,000, generated entirely from sponsorship activity tied to early-stage media production initiatives. These sponsorship funds supported the initial development of Mathom House's digital education platform and content production capabilities. The Company did not conduct retail, workshop, or membership operations during 2025, as those activities are planned for launch following the current capital raise.

Operating expenses remained limited to $850 for the year, consisting primarily of website hosting, software subscriptions, and minimal business-related administrative costs. The Company intentionally maintained a lean cost structure during this development phase, preserving capital while validating partnerships and refining the operational model.

The Company ended the fiscal year with $7,500 in cash and no liabilities. In addition, the Company holds $18,000 in equipment and media production assets at cost. These assets include ceramic manufacturing and digital media production equipment intended to support both in-person programming and scalable digital curriculum creation in future periods.

Member contributions during 2025 totaled $1,000. No debt financing was utilized during the year.

Management views 2025 as a proof-of-concept and infrastructure year. The Company successfully secured initial sponsorship revenue, established foundational industry partnerships, developed media production capabilities, and prepared the operational framework for its planned hybrid physical and digital launch model.

The Company expects 2026 to mark the transition from development stage to active operations, contingent upon the successful completion of its capital raise. Future growth will focus on launching the physical flagship location, expanding sponsorship partnerships, initiating in-person programming, and scaling the digital education platform.

Management believes that maintaining a disciplined expense profile during 2025 has positioned the Company to enter its operational phase with minimal financial encumbrance and a clear strategic foundation.

D) Mathom House Testing the Waters Page

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Mathom House

Regulation Crowdfunding

 **Mathom House**

Vicinity

00:14

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

Mathom House - Revenue Sharing Note Round
Payback Multiple: **1.75x**
Revenue Sharing Percentage: **2.5% - 6.2%**

Target Returns:
Payback Period: **2.3 years**
IRR: **39.6%**

INDICATE INTEREST

Start Date March 4, 2026

End Date April 17, 2026

The Deal

Why fund our local story

♡ **INDICATE INTEREST**

Our Story

Greenville is home to a fast-growing base of artists, makers, and creative professionals supported by a community with a proven demand for handmade goods, quality working spaces, and immersive, educational experiences. While the city benefits from galleries, individual studios, and museums, it lacks a centralized, year-round anchor dedicated to hands-on craft, professional and marketable skill-building, and community engagement.

Mathom House is designed to fill this market gap both in the physical and digital space. Strategically located in the heart of the Upstate, Greenville offers exceptional regional access, drawing creatives from South Carolina, North Carolina, Georgia, and the broader Southeast. Built with a long-term vision, Mathom House is positioned as a permanent creative hub—one that scales with Greenville's growth while delivering durable creative cultural and economic value to the local community and by offering that same educational and community growth to the world market through online offerings.



Overview

Mathom House is building a community-anchored craft center in Greenville, SC that combines shared workspace, education, retail, and gathering spaces into a single, year-round destination. By supporting artists and makers at every stage of their work, Mathom House is designed to generate sustained activity, recurring engagement, and long-term value for the local creative economy.

The name "Mathom" comes from Old English, meaning "treasure" or "precious gift"—something of lasting value that is shared within a community. It reflects our focus on craftsmanship, durability, and creating an asset that is both culturally meaningful and economically resilient.

The Problem:

In an increasingly digital world, interest in creating hand-on craft in in-person experiences is on the rise but the support systems have not kept pace. Greenville lacks all-inclusive creative third spaces that bring together advanced learning, reliable materials access, and the infrastructure needed to sustain professional artists and makers.

Current Reality:

- Many Greenville artists work in isolation, limiting collaboration and growth

- Art education often stops at introductory levels, with few paths for advancement even with advanced degree

- One of the region's largest ceramic supply sources was destroyed by Hurricane Helene creating a major supply disruption across the nation exposing a critical gap in materials access

- Artists lack the business infrastructure and operational support needed to build sustainable careers

The Solution:

Mathom House consolidates space, education, resources, and community into a single, purpose-built hub. Rather than offering one program or service, it creates a shared foundation that supports artists at every stage of their practice while strengthening the broader creative economy. And while the main focus of Mathom House is to serve the surrounding community through scalable workshops, memberships, retail space, and cafe, our model will take those same classes and training into a digital space to be available to a worldwide audience.

What Becomes Possible:

- A shared, year-round home for artists and makers

- A centralized craft supply hub serving the Upstate and surrounding region

- Learning opportunities that extend well beyond the basics

- Practical support for the business of art enabling long-term sustainability and growth

What Happens at Mathom House

Mathom House brings together ongoing pottery classes, gatherings, and workshops alongside studio and makerspace access for artists at any level. We're opening a café and taproom to create a welcoming gathering place, hosting community events that bring people together, and offering both craft supplies and finished art for sale. We're also creating media and educational content to share the craft beyond our physical walls.

Together, these activities aren't just individual offerings—they create routine, return visits, and long-term community. They're designed to weave together into something bigger than any single class or purchase.

Mathom House brings together ongoing pottery classes, workshops, and gatherings with studio and makerspace access for artists at every level. A café and taproom create a welcoming, all-day gathering place, while community events, on-site craft supplies, and the sale of finished work create an active space that will enrich the community and support the growth of Mathom House with multiple revenue streams. On the digital side, we will be producing media and educational content on-site to extend the craft beyond our physical walls.

Together, these elements function as an integrated ecosystem rather than standalone offerings. They are designed to weave together communities by building a Greenville destination that grows in value over time through membership engagement, repeat visits, and establishing a growing community to build on over decades.



Who We Serve

Mathom House serves artists, learners, and the broader Greenville community, creating value that extends beyond its walls.

For artists and craftspeople, we provide access to a fully-outfitted space, materials, education, and a peer community that supports sustained creative practice. Creative professionals and educators find a centralized hub for teaching, collaboration, demonstrations, and knowledge-sharing outside traditional institutions. Families, patrons, and the wider community discover a welcoming place to experience craft, attend events, and engage with local culture in a meaningful, ongoing way. Digital members have access to a wide range of classes, lectures, community engagement, and support no matter where in the world they might be located.

The Business Model

Mathom House is supported by multiple complementary revenue streams, intentionally structured for long-term stability and sustainable growth rather than short-term speculation. Each pillar reinforces the others, driving repeat engagement, customer loyalty, and consistent community participation.

Our revenue model includes learning and membership programs—classes, workshops, and studio access for artists at all levels—providing recurring, predictable income. Retail and hospitality operations encompass craft supply sales, a café and taproom, and e-commerce channels that extend reach and diversify revenue. In addition, media and educational content, along with strategic partnerships and sponsorships with aligned organizations create additional value and visibility. Seasonal markets and community gatherings further activate the space and solidify Mathom House's position as a regional creative anchor.

These offerings are intentionally interconnected, creating synergy across programs and operations. Together, they form a scalable and sustainable foundation designed to generate long-term financial returns while strengthening Mathom House's role as a permanent, community-centered institution.



Financial Targets

Mathom House has developed detailed financial projections grounded in a disciplined, multi-revenue model designed to build a sustainable, profitable creative business. The plan reflects conservative growth assumptions and anticipates reaching operational profitability within the first year.

Three-Year Revenue Trajectory:

- **Year 1:** $1,300,000, with operational profitability achieved in the first quarter

- **Year 2:** $1,600,000 (15% growth)

- **Year 3:** $1,800,000 (15% growth)

Path to Profitability:
The financial model demonstrates that Mathom House reaches monthly operational profitability in their first quarter, generating $379,201 in operating profit by the end of Year 1. As revenue diversifies and operational

efficiency improves, operating profit grows to $471,160 in Year 2 and $570,563 in Year 3.

Membership Growth:
Starting with 3 founding In Person members in Month 1, projections anticipate 25 total members by Month 12. Membership tiers range from $150–$400 per month (Apprentice to Pro), creating a predictable recurring revenue stream of approximately $6,000 per month by year-end.

Virtual Expansion:
Virtual courses launch in the first month with one keystone course series offered at $499 expected to sell over 550 units by year's end.

Our second keystone course series will be offered by month 6-8 for $499 and will expect to sell 230 units by year's end.

Virtual Memberships will be offered at $49/month, scaling from 50 to 670 active subscribers by Month 12.

This high-margin, scalable revenue stream is projected to generate over $394,000 in Year 1 and will scale with more added virtual offerings.

Revenue Mix (Year 1):

- Virtual Courses/Memberships: $394,000 (31%)

- Retail Clay Supply Sales: $312,000 (25%)

- Cafe and Taproom Sales: $240,000 (19%)

- In-Person Workshops: $142,332 (11%)

- E-Commerce Product Sales: $68,000 (5%)

- Sponsorships/Media: $40,500 (4%)

- Studio Memberships: $37,150 (3%)

- Community Events: $20,000 (2%)

Workshop Strategy:

Mathom House will host 6–8 workshops per month across multiple formats, including community workshops ($85), professional development ($75), visiting artist sessions ($200), deep dives ($300), vendor partnerships ($250), and masterclasses ($500). This approach ensures consistent programming while appealing to students across skill levels and price points.

Margins and Revenue Balance:

Gross margins vary by stream—from 8% on studio memberships (covering utilities, shared materials, and wear) to 45% on virtual courses (primarily platform and processing costs). The blended model balances high-volume, lower-margin offerings with scalable, higher-margin programs, positioning the business for sustainable growth and long-term profitability.



The Future

Timeline & Phased Launch
Mathom House will follow a deliberate, phased approach designed to mitigate risk, build momentum, and ensure sustainable growth at each stage:

Foundation (Completed):
Business planning, operational agreements, and organizational structure have been finalized. The core concept, branding, and marketing materials are established, and founding strategic partnerships within the craft and creative industries have been secured.

Phase 1 – Capital Raise & Virtual Launch:
Raise initial community investment to fund the physical build-out. Simultaneously, launch media production and virtual craft workshops to generate early revenue, build audience engagement, and validate programming prior to the opening of the physical space.

Phase 2 – Secure Premises & Core Buildout:
Complete funding and secure the physical

location for Mathom House. Begin construction of the craft storefront and café/taproom, prioritizing public-facing and retail spaces that generate early foot traffic and revenue and continuing virtual operations and content production to maintain engagement.

Phase 3 – Makerspace & Education Launch:
Finalize build-out of studio, makerspace, and classroom areas. Launch in person and digital memberships, on-site workshops, and continuing education programs to establish regular community participation, recurring revenue, and operational consistency.

Phase 4 – Optimization & Refinement:
Assess operational performance, programming effectiveness, and financial metrics. Refine and increase offerings, staffing, and scheduling to enhance sustainability, improve the visitor experience, and strengthen Mathom House's long-term stability as a regional creative hub.



Use of Funds

Space Acquisition, Build-Out & Infrastructure:
Costs include lease acquisition, construction and layout of studio, store, and café spaces, and ensuring all areas meet safety, compliance, and accessibility standards.

Equipment, Furnishings & Tools:
Investment in essential equipment such as pottery wheels, kilns, slab rollers, hand tools, and shared studio resources, along with media production equipment (cameras, audio, lighting) and furniture for classrooms, café, and gathering spaces.

Initial Inventory & Retail Launch:
Building stock of clay, glazes, and materials along with retail fixtures and shelving, initial café setup, and point-of-sale systems to support immediate operations and revenue generation.

Staffing & Early Operations:
Hiring and training of initial staff to manage programs, coordinate workshops, and oversee retail and studio operations ensuring smooth launch and high-quality visitor experience.

Programming, Education & Community Launch:
Costs for curriculum development, visiting artist fees, opening events, early workshops, and community outreach initiatives to establish Mathom House as a vibrant regional hub from day one.

Operating Reserve & Contingency:
A cash buffer to cover early months of operation, unexpected build or equipment costs, and to maintain a conservative runway ensuring financial stability during launch and early growth.

Investment Summary

Mathom House – Revenue-Sharing Note (RSN) Investment Round

Mathom House is raising growth capital through a Revenue-Sharing Unit (RSU) offering. Investors purchase RSU's that receive quarterly cash distributions tied directly to the company's gross revenue until a fixed return per unit is achieved.

Each individual RSN is entitled to participate in revenue distributions until that specific unit has received a total of 1.75x the unit price. Once an individual unit has reached its 1.75x repayment threshold, that unit is fully satisfied and ceases to participate in future revenue distributions.

RSNs are structured as a contractual revenue-sharing obligation and are **not equity securities**. Investors will not hold ownership in Mathom House and will not have voting rights, dividend rights, or participation in company value beyond the defined revenue share payments until the 1.75x repayment cap is reached.

Key Investment Terms

Security Type: Revenue-Sharing Unit (RSU)

Unit Price: $100 per RSN

Revenue Participation: Each RSN is entitled to 0.005% of gross company revenue, paid quarterly

Repayment Cap (Per Unit): Each RSU receives distributions until it has received a total of $175 (1.75x the $100 unit price)

Distribution Schedule: Quarterly

Offering Size: $50K - $124

Revenue Share Percentage: 1.5% - 6.2%

Investor returns are driven by company revenue performance rather than an exit event. Each quarter, a fixed percentage of Mathom House's gross revenue is allocated to outstanding units. Distributions are applied equally on a per-unit basis and continue until each individual unit reaches its 1.75 x repayment cap. The percentage of company revenues allocated to the revenue sharing notes scales based on the size of investment in this round, starting with 2.5% and increasing to a maximum of 6.2% of gross revenue if the round maximum is reached. This structure aligns investor returns with company performance while providing Mathom

House with flexible, non-dilutive growth capital.

Bonus Units

VentureSouth Members – Investors who are active VentureSouth members at the time of investment will receive a 10% bonus in additional RSN Units, resulting in total RSN Units equal to 110% of the amount otherwise issuable. Each bonus RSN Unit participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 1.75x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Vicinity Venture Club Members – Investors who are active Vicinity Venture Club members at the time of investment will receive a 5% bonus in additional RSN Units, resulting in total RSN Units equal to 105% of the amount otherwise issuable. Each bonus RSN participates in revenue distributions on the same terms as purchased units and is entitled to receive distributions until it has received 1.75x the standard unit price, notwithstanding that no additional capital is contributed for such bonus units.

Target Investor Returns

The example below illustrates how the payout structure for the revenue sharing notes would function for investors based on a total investment of $100K and assuming no bonus units. Each individual investor would receive their pro-rata portion of these distributions on the quarterly schedule automatically sent to their account.

Target Returns		
Year	Company Revenue	Investor Distributions
1	$ 1,381,947	$ 69,097.35
2	$ 1,589,239	$ 79,461.95
3	$ 1,827,624	$ 26,440.70
Returns Profile		
Initial Investment		$ 100,000.00
Revenue Percentage		5.00%
Total Returns		$ 175,000.00
Payback Period (years)		2.3
IRR		39.6%

This sample is based on financial targets provided by the issuer which have been produced or endorsed by Vicinity. This financial targets are used to calculate quarterly payments to investors based off a percentage of the company's gross revenue. These distributions are subject to change (up or down) based on actual company performance.

Our People



Will Donovan, Founder & Executive Director

Will is the founder of Mathom House and the owner of Donovan Pottery, an established, profitable ceramics business with a national audience. He brings over a decade of experience building creative enterprises that integrate craft, education, storytelling, and community engagement. As Executive Director, Will oversees organizational strategy, operations, partnerships, programming direction, and long-term sustainability. He is responsible for aligning vision with execution across all divisions of Mathom House.



Beth Rish, Director of Studio and Retail Operations

Beth serves as General Manager, overseeing day-to-day operations of the studio, makerspace, and retail store. She brings strong organizational leadership and deep familiarity with creative studio environments, customer experience, and operational systems. Beth is responsible for staff management, scheduling, inventory flow, studio operations, and ensuring consistent, high-quality experiences for members, students, and visitors.



Adam Daughhetee, Director of Hospitality & Strategic Partner

Adam is the owner and operator of Wandering Bard Meadery and serves as Director of Hospitality for Mathom House. He brings professional experience in beverage service, hospitality operations, compliance, and community-centered event programming. Adam oversees café and hospitality strategy, ensuring that food and beverage offerings align with the values, atmosphere, and operational standards of Mathom House while enhancing its role as a welcoming gathering place.

Documents

Pitch Deck   **DOWNLOAD**

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

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